Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                               September 13, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Guggenheim Defined Portfolios, Series 945
        File No. 333-182905

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 945 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 18, 2012 or as soon thereafter as possible.

                                       Very truly yours,

                                       Guggenheim Defined Portfolios, Series 945

                                       By: Guggenheim Funds Distributors, LLC


                                       By: /s/ Kevin Robinson
                                           Kevin Robinson
                                           General Counsel and Secretary